March 3, 2014

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	Applied Genetic Technologies Corporation
Registration Statement on Form S-1
File No. 333-193309
Estimated Price Range – Confidential Treatment Request under Rule 83

PORTIONS OF THIS LETTER, IDENTIFIED BY THE MARK “[***], HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT UNDER FOIA HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

Dear Mr. Riedler:

This letter is being supplementally furnished on behalf of Applied Genetic Technologies Corporation, a Delaware corporation (the “Company”), with respect to the Company’s Registration Statement on Form S-1 (File No. 333-193309) (the “Registration Statement”) that was filed with the Securities and Exchange Commission (the “Commission”) on January 10, 2014.

To assist the staff of the Division of Corporation Finance (the “Staff”) in its evaluation of the Company’s disclosures concerning its accounting for share-based compensation and related matters, the Company confidentially advises the Staff that, taking into account information currently available and current market conditions, and based in part on input received from its underwriters, the Company estimates that the initial public offering price of the Company’s common stock, $0.01 par value per share, will be between $[***] and $[***] per share. This per share price range does not reflect a 1-for-35 reverse split of the Company’s common stock that we expect will be effected tomorrow, March 4, 2014. Upon the effectiveness of the reverse stock split, the Company expects to file Amendment No.1 to the Registration Statement, which will reflect, in addition to the reverse stock split, the inclusion of financial statements for the Company’s second fiscal quarter ended December 31, 2013.

The Company respectfully requests that the bracketed information contained in the preceding paragraph of this letter be treated as confidential information pursuant to Rule 83 and that the Commission provide timely notice to Susan B. Washer, President and Chief Executive Officer, Applied Genetic Technologies Corporation, 11801 Research Drive, Suite D, Alachua, Florida 32615, before permitting any disclosure of such information.

Given the volatility of the public trading market and the uncertainty of the timing of the offering, the Company and the underwriters have not yet finally agreed on a price range for the offering. Accordingly, the estimated initial public offering price range in this letter is for illustrative purposes only and could differ from that in the preliminary prospectus for the offering.

The estimated price range is not being reflected in Amendment No. 1 to the Registration Statement. However, we confirm on behalf of the Company that, before circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective Amendment No. 2 to the Registration Statement that will include all required information (other than information that may be excluded in reliance upon Rule 430A of Regulation C), including a bona fide estimate of the range of the initial public offering price. We also confirm on behalf of the Company that the initial public offering price range included in such amendment will comply with the Staff’s publicly disclosed guidance regarding the parameters of a bona fide price range.

The Company further advises the Staff that it intends, in Amendment No. 2 to the Registration Statement, to revise the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical accounting policies and significant judgments and estimates—Share-based compensation” substantially as indicated in Exhibit A. (For clarity, the markings indicate changes from the disclosure as contained in the Registration Statement as filed on January 10, 2014 and the revisions do not give effect to the 1-for-35 reverse stock split.)

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operations. Pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return this letter to us pursuant to Rule 418 of the Securities Act, once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

If you should have any questions concerning the foregoing, please contact the undersigned at (617) 832-1160.

Sincerely,

/s/ Robert W. Sweet, Jr.

Robert W. Sweet, Jr.

Enclosures

cc:        Susan B. Washer

Exhibit A

Revised MD&A Disclosure

[does not reflect 1-for-35 reverse stock split]

Share-based compensation

We account for our share-based compensation in accordance with ASC 718, Compensation—Stock Compensation. ASC 718 establishes accounting for share-based awards exchanged for employee services. Under the fair value recognition provisions of ASC 718, share based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service/vesting period. Determining the appropriate fair value model and calculating the fair value of share-based payment awards require the use of highly subjective assumptions, including the expected life of the share-based payment awards and stock price volatility.

We estimate the grant date fair value of stock options and the related compensation expense using the Black-Scholes option valuation model. This option valuation model requires the input of subjective assumptions including: (1) estimated period of time outstanding, or expected term, of the options granted, (2) volatility, (3) risk-free interest rate and (4) expected dividend yield. Because share-based compensation expense is based on awards ultimately expected to vest, it is reduced for estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeiture rates differ from those estimates. We have estimated expected forfeitures of stock options based on our historical turnover rate and used these rates in developing a future forfeiture rate. If our actual forfeiture rate varies from our estimates, additional adjustments to compensation expense may be required in future periods. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but the estimates involve inherent uncertainties and the application of management judgment. As a result, if facts change and we use different assumptions, our share-based compensation expense could be materially different in the future.

Exercise price and fair value of common stock

All options have been granted at exercise prices determined by our board of directors to be not less than the fair value of the underlying shares on the date of grant. The fair value of the shares of common stock that underlie the stock options we have granted has historically been estimated by our board of directors based upon information available to it at the time of grant, as further discussed below.

Information pertaining to the Black-Scholes valuation of common stock options granted to employees during fiscal years 2012 and 2013 and the ~~three~~six months ended ~~September 30,~~December 31, 2013 is as follows:

	Fiscal Year Ended June 30,		~~Three~~Six Months Ended ~~September 30,~~December 31,
	2012	2013	2012	2013
Options granted (number of shares)	137,712	6,757,509	—	13,010,320
Weighted-average exercise price	$0.10	$0.01	—	0.14
Weighted-average grant date fair value of common stock options	$0.05	$0.01	—	0.14
Assumptions:
Expected volatility	65.02%	63.23%	—	85.00%
Expected term in years	6.25	6.25	—	6.25
Risk-free interest rate	1.39%	1.37% to 1.40%	—	2.69%
Expected dividend yield	0.00%	0.00%	—	0.0%

The dividend yield is based upon the assumption that we will not declare a dividend over the life of the options. Since adopting ASC 718, we have been unable to use historical employee exercise and option expiration data to estimate the expected term assumption for the Black-Scholes grant-date valuation. We have therefore utilized the “simplified” method, as prescribed by the SEC’s Staff Accounting Bulletin No. 107, Share-Based Payment, to estimate on a formula basis the expected term of our stock options considered to have “plain vanilla” characteristics. The risk-free interest rate is based on the U.S. Treasury yield curve on the date of the grant. We compute volatility under the “calculated value method” of ASC 718 by utilizing the average of a peer group comprised of publicly-traded companies and expect to continue to do so until we have adequate historical data regarding the volatility of our traded stock price. The peer group was determined based upon companies considered to be direct competition or having been presented by independent parties as a “comparable” company based upon market sector. In determining a comparable, we have excluded “large-cap” entities. Forfeitures are estimated at the time of the grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Share-based compensation expense recognized in the statement of operations for the years ended June 30, 2012 and 2013 and the three months ended September 30, 2012 and 2013 does not record tax related effects on stock-based compensation given our historical and anticipated operating losses and offsetting changes in its valuation allowance that fully reserves against potential deferred tax assets.

Stock option grants during fiscal years 2012 and 2013

The following table presents the grant dates, number of underlying shares and related exercise prices of all stock options granted to employees between July 1, 2011 and September 30, 2013, along with the fair value per share utilized to calculate share-based compensation expense for each grant:

Date of grant	Number of shares	Exercise price per share	Common stock fair value per share on grant date
August 25, 2011	140,000	$0.10	$0.10
November 2, 2011	137,712	0.10	0.10
January 6, 2013	6,722,510	0.01	0.01
April 19, 2013	35,000	0.01	0.01
September 18, 2013	13,010,320	$0.14	$0.14

Share-based compensation totaled $24,445 and $25,237 for fiscal years 2012 and 2013, and $0 and $16,003 for the three months ended September 30, 2012 and 2013, respectively. We expect the amount of our share-based compensation expense for stock options granted to employees and non-employees to increase in future periods due to increases in headcount and, potentially, to increases in the value of our common stock.

The intrinsic value of all vested and unvested options outstanding at September 30, 2013 was $            , representing the difference between the aggregate value of the shares subject to such options, assuming a value per share equal to the midpoint of the price range on the cover page of this prospectus, and the aggregate exercise price of the such options, which have a weighted average exercise price equal to $0.09 per share.

Significant factors used in determining the fair value of our common stock

The fair value of the shares of common stock that underlie the stock options we have granted has historically been determined by our board of directors based upon information available to it at the time of grant. The board of directors considered numerous objective and subjective factors in the assessment of fair value, including reviews of our business and financial condition, the conditions of the industry in which we operate and the markets that we serve and general economic, market and United States and global capital market conditions, the lack of marketability of our common stock, the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, the preferences and privileges of the preferred stock over the rights of the common stock, the status of the clinical trials and preclinical studies relating to our product candidates and third-party valuations of our common stock. The board has generally considered the most persuasive evidence of fair value to be the prices at which our securities were sold in actual arms’ length transactions.

Background: awards prior to fiscal year 2012

On six occasions in fiscal years 2004 through 2010, we issued shares of our preferred stock to venture capital investors. Our most recent preferred stock financing before fiscal year 2012 was on February 23, 2010, at which time we issued shares of our Series A-1 preferred stock for $0.9658 per share. On November 4, 2010, we issued stock options for 1,000 shares of our common stock at an exercise price equal to $0.10 per share, or approximately 10% of the purchase price of the Series A-1 preferred stock issued in February 2010, which our board determined to be not less than the fair value of our common stock. These were our last option grants prior to fiscal year 2012.

In estimating the fair value of our common stock as of November 4, 2010 and determining that this 10-to-1 ratio between the arms’ length price paid for our Series A-1 preferred stock and the estimated fair value of our common stock was reasonable, we took into account the early status of the clinical and preclinical studies relating to our product candidates, the lack of marketability of our common stock, the preferences and privileges of the preferred stock over the rights of the common stock, the lack of voting control on the part of the holders of the common stock and our assessment that there was a low likelihood of achieving a liquidity event that would result in the receipt of value by the holders of common stock underlying the stock options in the near term.

We also considered a retrospective third-party valuation of our common stock, dated as of June 30, 2010. In conducting its valuation, the valuation firm determined that the market approach was appropriate for a valuation of our equity, given the then-current stage of our development and the nature of our company. In applying the market approach, the valuation firm estimated our enterprise value on a marketable, control basis, based upon the $0.9658 per share price paid for the Series A-1 preferred stock that we issued on February 23, 2010. After subtracting the liquidation preferences of our preferred stock, the valuation firm determined the equity value attributable to our common stock and, after applying a marketability discount of 40% and a control discount of 20%, concluded that the fair value of our common stock as of June 30, 2010 was $0.10 per share.

Stock option grants on August 25, 2011

In the first option award in fiscal year 2012, on August 25, 2011, our board awarded options for 140,000 shares of common stock at an exercise price of $0.10 per share, which it determined to be not less than the fair value of our common stock.

In estimating the fair value of our common stock as of August 25, 2011, we took into account the lack of marketability of our common stock, the preferences and privileges of the preferred stock over the rights of the common stock, the lack of voting control on the part of the holders of the common stock and our assessment that there was a low likelihood of achieving a liquidity event for the shares of common stock underlying the stock options in the near term. We also considered developments in the preclinical and clinical trials of our product candidates, including the fact that we had been awarded a $1.5 million grant from the Foundation Fighting Blindness to fund animal studies on our XLRS program, which was a positive development, but also noted that we had not yet received data from the pending clinical trial of our most advanced proof-of-concept product candidate for the treatment of AAT deficiency.

We also considered a retrospective third-party valuation of our common stock, dated as of June 30, 2011. In conducting its valuation, the valuation firm determined that the market approach was appropriate for a valuation of our equity, given the then-current stage of our development and the nature of our company. In applying the market approach, the valuation firm estimated our enterprise value on a marketable, control basis, based upon the most recent arms’ length transaction, namely the $0.9658 per share price paid for the Series A-1 preferred stock that we issued on February 23, 2010. After subtracting the liquidation preferences of our preferred stock, the valuation firm determined the equity value attributable to our common stock and, after applying a marketability discount of 40% and a control discount of 20%, concluded that the fair value of our common stock as of June 30, 2010 was $0.10 per share.

Balancing these factors, we considered that there was no reason to increase or decrease our estimate of the fair value of our common stock from the previous estimate of $0.10 per share.

Stock option grants on November 2, 2011

On November 2, 2011, our board awarded options for 137,712 shares of common stock at an exercise price of $0.10 per share, which it determined to be not less than the fair value of our common stock.

In estimating the fair value of our common stock as of November 2, 2011, we primarily considered that in November we received data from the clinical trials of our AAT deficiency product candidate, which was our most advanced program. The data were encouraging, in that they provided evidence of safety, dose response and sustained expression. However, in these trials the protein expression did not reach therapeutic levels. As a result, we concluded that additional development and clinical trials would be necessary for this product, and that it would be advisable for us to seek a partner with whom to share the cost of this effort.

Balancing these factors, we considered that there was no reason to increase or decrease our estimate of the fair value of our common stock from the previous estimate of $0.10 per share.

Stock option grants on January 6, 2013

On January 6, 2013, our board awarded options for 6,722,510 shares of common stock at an exercise price of $0.01 per share, which it determined to be not less than the fair value of our common stock.

The principal factor influencing our estimate of the fair value of our common stock as of January 6, 2013 was the fact that in November 2012, we entered into definitive agreements with respect to a $37.5 million Series B preferred stock financing and sold 66,147,709 shares of our Series B-1 preferred stock at a price of $0.1297 per share. The Series B-1 investment, which was led by a new investor, reflected a valuation of our company that was 87% lower than that reflected in the most recent Series A-1 financing in 2010.

We believe that the primary factors that influenced this lower valuation were the failure of our AAT deficiency product candidate to achieve serum AAT expression levels of 11 µM or more in its clinical trials and we had not identified a partner to help fund continued development of our AAT deficiency program; the fact that our next most advanced product candidate, for the treatment of LCA2, while generating encouraging clinical data, addressed a disease with a small population estimated at only 600 patients in the United States and Europe; the fact that the commercial terms on which we had licensed our wet AMD product candidate to Genzyme are such that we now do not expect to receive substantial revenue from the wet AMD program; and the fact that our lead ophthalmology programs in XLRS and ACHM were still in an early and uncertain preclinical stage of development.

In connection with our Series B preferred stock financing, we obtained a contemporaneous, independent third-party valuation of our common stock, as of November 30, 2012, from the same firm that had previously performed annual valuations of our common stock. In conducting its valuation, the valuation firm again determined that the market approach was appropriate for a valuation of our equity, given the then-current stage of our development and the nature of our company. In applying the market approach, the valuation firm estimated our enterprise value on a marketable, control basis, based upon the most recent arms’ length transaction, namely the $0.1297 per share price paid for the Series B preferred stock that we issued in November 2012. After subtracting the liquidation preferences of our preferred stock, the valuation firm determined the equity value attributable to our common stock was zero.

In estimating the fair value of our common stock, we recognized, as did the independent valuation firm, that any sale or other exit scenario at a valuation less than the accumulated liquidation preference (other than an initial public offering that resulted in mandatory conversion to common stock of our outstanding preferred stock), would result in the receipt by common stockholders of no consideration. In January 2013, conditions in the United States economy remained uncertain and the investment climate for biotechnology companies in general was not favorable, with investment in biotech companies in the United States, Europe and Canada declining in 2012 compared to 2011. We also considered that our business development efforts had not identified any strategic partner or collaborator for our programs other than the wet AMD program licensed to Genzyme. The initial public offering market in the United States was weak, no gene therapy company had ever reached the public markets, and we did not consider an initial public offering by our company to be a realistic option in the foreseeable future. We therefore considered the likelihood of any near term exit scenario at a valuation that would result in receipt of consideration by our common stockholders to be extremely low.

However, our board also did not regard as reasonable the independent valuation firm’s assignment of zero value to our common stock. After considering the preferences and privileges of the preferred stock over the rights of the common stock and other factors bearing upon the relative values of our preferred stock and our common stock, we determined that a reasonable estimate of the fair value of our common stock at January 6, 2013 was $0.01 per share. This represented approximately 8% of the $0.1297 price of the Series B preferred stock we issued in November 2012, generally consistent with the discount we applied in determining the fair value of our common stock in relation to our previous preferred stock issuances.

Stock option grants on April 19, 2013

On April 19, 2013, our board of directors awarded options for 35,000 shares of common stock at an exercise price of $0.01 per share, which it determined to be not less than the fair value of our common stock.

In estimating the fair value of our common stock in on April 19, 2013, we considered the positive development that in March 2013 we received initial funding under a $0.3 million grant from the Alpha-1 Foundation to support our clinical trials of our product candidate addressing AAT deficiency. In March 2013, we also obtained primate data demonstrating the ability to deliver our product candidate addressing XLRS by intravitreous injection, satisfying a milestone that resulted in the funding of a second tranche of our Series B financing, at a price equal to $0.1485 per share. However, after taking into account the uncertain investment climate for gene therapy companies and what we still considered to be the very low likelihood of any near term exit scenario at a valuation that would result in receipt of consideration by our common stockholders, we concluded that there was no reason to increase or decrease our estimate of the fair value of our common stock from our previous estimate of $0.01 per share as of January 6, 2013.

Stock option grants on September 18, 2013

On September 18, 2013, our board of directors authorized the grant of options for 13,010,320 shares of common stock at an exercise price of $0.14 per share, which it determined to be not less than the fair value of our common stock on that date. Share-based compensation expense attributable to these awards will be accounted for in our statement of operations for the three months ended September 30, 2013.

~~By the time of these September 18, 2013 awards, conditions in the securities markets and the prospects for our industry in general, and our company in particular, had changed dramatically. A growing body of clinical data providing evidence of efficacy and safety of gene therapy in a variety of diseases, improvements in vector design and manufacturing processes by us and others and the establishment of regulatory guidelines for the development and approval of gene therapy products had led to increased investment from the biopharmaceutical industry. In November 2012, the first gene therapy treatment to be approved by any regulatory authority in the Western world had been approved by the European Commission, and in July 2013 the developer of the product announced that it had entered into a collaboration to commercialize the product. We also regarded the recent preclinical data demonstrating the feasibility of intravitreal delivery of AAV vectors in primates to be an important confirmation of the potential of our gene therapy approach in ophthalmic disease.~~

~~Meanwhile, the number of IPOs completed in the United States in the second calendar quarter of 2013 almost doubled compared to the first calendar quarter of 2013. More relevant to us, beginning in the second calendar quarter of 2013 and particularly in the third and fourth calendar quarters of 2013, the volume of initial public offerings by biotechnology companies accelerated significantly. Even more importantly, for the first time, these included offerings by companies in the early stages of developing treatments in various disease areas, including one based on gene therapy. As a result of these developments, we believed that investors had developed significant interest in the area of gene therapy.~~

~~Further, in May 2013, we and the University of Florida were jointly awarded an $8.3 million dollar grant from the NEI to support development of our ACHM product, of which we expect to receive approximately $4.0 million over the next five years. During the summer of 2013, we continued to make progress to complete the design and construction of vectors for our ACHM product candidate and in August 2013, we commenced preclinical animal studies of that product. We also made a number of key hires, including that of our chief business officer in September 2013.~~

~~At a board meeting in August 2013, our board of directors and management reviewed recent developments in the IPO market for early-stage gene therapy companies and for the first time began to consider conducting an underwritten public offering of our common stock. We began interviewing investment banks, and by early September 2013, we had selected underwriters for a proposed initial public offering. The organizational meeting for the offering contemplated by this prospectus occurred on September 12, 2013.~~

In connection with establishing the exercise price for the September 18, 2013 option awards and estimating the fair value of our common stock as of September 18, 2013, we obtained a contemporaneous third-party valuation by an independent valuation firm other than that which had previously performed valuations of our common stock. This valuation, dated as of September 18, 2013, was conducted in accordance with the framework of the American Institute of Certified Public Accountants’ Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid, utilizing the probability weighted expected return method, or PWERM.

Using the PWERM method, the value of an enterprise’s common stock is estimated based upon an analysis of future values for the company assuming various possible future liquidity events. Share value is based upon the probability-weighted present value of expected future net cash flows, considering each of the possible future events, as well as the rights and preferences of each share class.

As part of this valuation, we considered various scenarios involving the consummation of an initial public offering and our remaining a private company. We utilized the following probability-weighted scenarios:

Scenario	Probability
IPO by first calendar quarter of 2014	40%
IPO by second calendar quarter 2014	10%
Remain private through late 2015	50%

In assigning probabilities to the two IPO scenarios and to the “remain private” scenario, we considered the uncertainties affecting the public securities markets and the risk that we would be unable to successfully complete an initial public offering. We also considered the fact that as a result of our Series B financing in November 2012 and committed grants, we believe we have funding sufficient to enable us to complete planned preclinical studies and Phase 1/2 clinical trials for our lead product candidates, and therefore do not need to raise capital to reach a value inflection point. We believed that these factors made it less likely that we would complete a public offering, particularly if market conditions were unfavorable, and more likely that we would remain independent as a private company.

We used the market approach, in addition to considering the preliminary valuation indications that we received from various investment banking groups, to estimate our future exit values in connection with an assumed initial public offering of our common stock occurring in the first quarter of 2014, or IPO scenario 1, and the second quarter of 2014, or IPO scenario 2. In making this estimate, we considered the current stage of development of our various product candidates, analysis of pre-money valuations in recent IPOs by other companies of similar size at similar stages of clinical development, the strength of the current market for initial public offerings in the biotechnology industry and the preliminary valuations provided to us by various investment banking groups with which we met in August 2013.

In considering the remain private scenario, we applied the option-pricing model, or OPM, back-solve method to solve for the equity value and corresponding value of common stock based on the $0.1485 price per share of common stock issuable upon the conversion of Series B-2 preferred stock sold in April 2013. The OPM pricing method treats preferred and common stock as call options on the enterprise’s value, with exercise prices based on the liquidation and conversion preferences of the preferred stock, and based on the common equity per-share values equal to outstanding option and warrant exercise prices. The option pricing method relies on a number of inputs, including the expected time to a liquidity event, the risk free rate, volatility and expected dividend yield.

We utilized the following assumptions as inputs in the option-pricing method:

Assumption	Value
Expected time to liquidity	2.25 years
Risk-free interest rate	0.36%
Volatility	60.0%
Expected dividend yield	0.0%

We assumed an expected time to a liquidity event of approximately 2.25 years, which equates to a liquidity event occurring at December 31, 2015. In arriving at this estimate, we considered our cash position and burn rate, the stage of clinical development of our product candidates and upcoming clinical milestones. We selected a risk free rate equal to the yield on the U.S. Treasury bond, stripped principal, with a maturity date approximating the expected liquidity date. Based on an expected liquidity date of December 31, 2015, we utilized a risk-free interest rate of 0.36%. We estimated volatility equal to 60.0%, which approximates the third quartile of the re-levered volatilities from a group of guideline companies that we considered similar to us in size and diversification. Because we have never declared a dividend on our common stock and do not expect to do so in the foreseeable future, we utilized an assumed 0.0% dividend yield.

After applying the probability weightings described above, we determined the probability-weighted marketable value of the common stock based on the three scenarios to equal $0.18 per share on a marketable minority interest basis.

We then applied a discount for lack of marketability, or DLOM, of our common stock. We utilized the Black-Scholes standard put option model and the average-strike put option pricing model to estimate the DLOM. Based upon these methods, we considered an appropriate DLOM to be 20%. Taking this into account, we determined the fair value of our common stock to be $0.14 per share as of September 18, 2013.

We believe the increase in our estimate of fair value at September 18, 2013, compared to our most recent previous valuation of $0.01 per share as of April 19, 2013, is due to the following principal factors:

•	By the time of these September 18, 2013 awards, conditions in the securities markets and the prospects for our industry in general, and our company in particular, had changed dramatically. A growing body of clinical data providing evidence of efficacy and safety of gene therapy in a variety of diseases, improvements in vector design and manufacturing processes by us and others and the establishment of regulatory guidelines for the development and approval of gene therapy products had led to increased investment from the biopharmaceutical industry.

•	In November 2012, the first gene therapy treatment to be approved by any regulatory authority in the Western world had been approved by the European Commission, and in July 2013 the developer of the product announced that it had entered into a collaboration to commercialize the product.

•	We also regarded the recent preclinical data demonstrating the feasibility of intravitreal delivery of AAV vectors in primates to be an important confirmation of the potential of our gene therapy approach in ophthalmic disease.

•	Meanwhile, the number of IPOs completed in the United States in the second calendar quarter of 2013 almost doubled compared to the first calendar quarter of 2013. More relevant to us, beginning in the second calendar quarter of 2013 and particularly in the third and fourth calendar quarters of 2013, the volume of initial public offerings by biotechnology companies accelerated significantly. Even more importantly, for the first time, these included offerings by companies in the early stages of developing treatments in various disease areas, including one based on gene therapy. As a result of these developments, we believed that investors had developed significant interest in the area of gene therapy.

•	Further, in May 2013, we and the University of Florida were jointly awarded an $8.3 million dollar grant from the NEI to support development of our ACHM product, of which we expect to receive approximately $4.0 million over the next five years. During the summer of 2013, we continued to make progress to complete the design and construction of vectors for our ACHM product candidate and in August 2013, we commenced preclinical animal studies of that product.

•	At a board meeting in August 2013, our board of directors and management reviewed recent developments in the IPO market for early-stage gene therapy companies and for the first time began to consider conducting an underwritten public offering of our common stock. We began interviewing investment banks, and by early September 2013, we had selected underwriters for a proposed initial public offering. The organizational meeting for the offering contemplated by this prospectus occurred on September 12, 2013.

Option awards since September 18, 2013

We have not granted any stock options or other form of equity-based compensation since September 18, 2013. In connection with the employment of our new Chief Financial Officer, we agreed to issue to him, subject to approval by our Board of Directors, stock options to purchase a number of shares of our common stock representing 1.0% of our fully diluted shares, vesting over four years, at an exercise price equal to the fair market value of our common stock on the date of grant. We expect that our Board of Directors will authorize the grant of this option immediately prior to the commencement of the offering contemplated by this prospectus, at an exercise price equal to the initial public offering price.

Initial public offering price

We estimate that the initial public offering price will be between $[*** ] and $[***] per share. In comparison, our most recent previous estimate of the fair value of our common stock, made in connection with our grant of options on September 18, 2013, was $0.14 per share. We note that, as in most initial public offerings, the actual initial public offering price will not be derived using a formal determination of fair value, but will be determined by negotiation between us and the underwriters.

Among the factors that were considered in making the estimate of our initial public offering price were the following:

•	an analysis of the typical valuation ranges seen in recent initial public offerings for companies in our industry;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	an assumption that there would be a receptive public trading market for pre-commercial gene therapy companies such as us; and

•	an assumption that there would be sufficient demand for our common stock to support an offering of the size contemplated by this prospectus.

The estimated initial public offering price reflects a significant increase over the estimated valuation as of September 18, 2013 of $0.14 per share. Investors should be aware of this difference and recognize that the estimated initial public offering price is in excess of our prior valuations. We believe the difference may be due to the following factors:

•	Whereas the estimated initial public offering price necessarily assumes that this offering has occurred, the valuation as of September 18, 2013 was based upon several probability-weighted scenarios, as follows:

Scenario	Probability
IPO by first calendar quarter of 2014	40%
IPO by second calendar quarter 2014	10%
Remain private through late 2015	50%

The use of these alternative liquidity scenarios as inputs accounts for a significant portion, but not all, of the difference between the estimated initial public offering price and the valuation as of September 18, 2013.

•	In November 2013, we announced that we had expanded our management team by hiring our new Vice President and Chief Business Officer and our new Project Director, and in February 2014 we announced that we had hired our new Chief Financial Officer, each of whom has significant prior leadership experience in the pharmaceutical and biotech industries.

•	In November 2013, we also reported data from a phase II clinical trial using our proprietary AAV gene therapy vector system that demonstrated that intramuscular administration of AAV-based therapies supports sustained expression of a therapeutic protein for up to a year following a single dose.

•	In December 2013, we were awarded an additional $658,000 in funding by the NEI, to support expansion of our preclinical development work for our product candidate for achromatopsia. We also completed a study in non-human primates that supported the feasibility of delivering AAV-based therapies to all cone types in humans, a critical development in our ability to develop treatments for a range of ophthalmology indications.

•	We believe that since September 2013, new research published in the scientific literature providing further evidence of the safety and efficacy of AAV vectors generally, and the announcement of venture capital investments in several early stage gene therapy companies and of a number of licensing and partnering transactions by biopharmaceutical companies in this field, have all provided further validation for the emergence of gene therapy as an important therapeutic modality.

•	Capital market conditions for companies in our industry also improved since September 18, 2013, as evidenced by a recent substantial increase in the number of public offerings by biotech companies, including other gene therapy companies, and in the initial public offering valuations of such companies compared to the valuations in their most recent pre-IPO equity financing.

•	The estimated initial public offering price assumes that this offering has occurred, a public market for our common stock has been created and that our preferred stock has converted into common stock in connection with this offering and, therefore, excludes the marketability or illiquidity discounts associated with the timing or likelihood of an initial public offering, the superior rights and preferences of our preferred stock and the alternative scenarios considered in the contemporaneous valuations since the beginning of fiscal year 2012. By contrast, our September 18, 2013 valuation included a discount for lack of marketability of 20%.

•	We believe that investors in the public markets may apply more qualitative and subjective valuation criteria to our product candidates and business than the quantitative valuation methods we applied, although there can be no assurance that this is the case. Further, the initial public offering price will not be derived using a quantitative determination of fair value, but rather will be determined by negotiation between us and the underwriters. In particular, our estimate of the fair value of our common stock as of September 18, 2103 was not considered by us or the underwriters as a factor in estimating the initial public offering price.

•	The price that investors are willing to pay in this offering may take into account other things that have not been expressly considered in our prior valuations, that are not objectively determinable and that valuation models are not able to quantify.

The valuations described above were made solely for the purposes of valuing the common stock underlying our stock option grants for financial reporting purposes and involved significant judgments and estimates, including assumptions regarding our future performance and the success of our pre-clinical studies and planned clinical trials. If we had made different assumptions, our stock-based compensation expense could have been different. The valuation methodologies we have historically used in estimating the fair value of our common stock are not the only methodologies available and they will not be used to value our common stock once this offering is complete. We cannot predict or offer any assurance with regard to the future value of our common stock. Accordingly, investors are cautioned not to place undue reliance on the valuation methodologies we describe above as an indicator of our future stock prices. Before investing in our common stock, you should carefully read this entire prospectus and consider, among other things, the matters described under “Risk Factors.”